

August 1, 2013

<u>Via E-mail</u>
Antonio Conte
Chief Executive Officer
Southern States Sign Company
Viale Bruno Buozzi 83
Rome, Italy

> **Re:** **Southern States Sign Company**
> **Amendment No. 4 to Form 8-K**
> **Filed May 31, 2013**
> **File No. 333-171842**

Dear Mr. Conte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K</u>

<u>Management's Discussion and Analysis or Plan of Operation</u>

<u>Recent Developments and Events, page 24</u>

1.   We note your response to comment in our letter dated April 3, 2013. Please revise your disclosure to update the status of the JSH transaction and confirm that you will disclose all the material terms of the transaction when it is completed.

<u>Exhibit 99.1</u>

<u>General</u>

2.   We note that certain interim and pro forma financial statements that were included in

your previous amendment have been excluded from this amendment. Please include all of this information in all future amendments. Please ensure that these financial statements include the effects of any restatement made to your financial statements for the years ended December 31, 2011 and 2010.

3.   We note that there have been several significant changes to your balance sheets, income statements and statements of cash flows for the years ended December 31, 2011 and 2010. Furthermore we note your disclosure on page 7 that your financial statements have been restated. Please provide us with an analysis summarizing all changes made to your financial statements. In your response please include a *detailed* discussion explain why the adjustments have been made and how management has been able to arrive at the conclusion that the adjustments are not material.

Notes to the Audited Consolidated Financial Statements

2. Summary of significant accounting policies

Goodwill and Other Intangible Assets, page 9

4.   We have read your response to our prior comment 8. Tell us in detail all of the adjustments you have made to convert acquired assets from the acquisition cost described in your original 8-K to fair value in accordance with U.S. GAAP.

Revenue Recognition, page 11

5.   We have considered your response to our prior comment 10. In your response you indicate that you have revised your financial statements to state that rental revenue is recorded on a straight-line basis. Tell us where you have included this disclosure.

4. Advance payment on purchase and other current assets, page 11

6.   We have read your response to our prior comment 11. We note that you have revised your financial statements to remove the additional premium in addition to other items. Explain to us in detail the impact of the adjustments on your financial statements and tell us how you have met all the disclosure requirements of ASC Topic 250-10-50-7.

13. Commitments and contingencies, page 21

7.   We have read your response to our prior comment 12 and the related revisions to your footnote disclosure. We are unclear how you have addressed our comment. Please explain to us how you have met all of the disclosure requirements of ASC Topic 450-20-50 related to litigation claims. Specifically tell us whether any loss contingencies exist which are reasonably estimable and for which there is a reasonable possibility that a loss has occurred. Reference is made to ASC Topic 450-20-50-2. Additionally, explain to us

how your policy for recognizing a loss complies with the guidance in ASC Topic 450-20-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel